EXHIBIT 21.1

LIST OF SUBSIDIARIES

Co-Diagnostics Inc. (the “Company”) has the following direct and indirect subsidiaries:

Subsidiary Name	Jurisdiction of Formation	Percentage of Ownership

Zika Rapid Response, Inc	Utah	100%

DNA Logix, Inc.	Utah	100%

Zika Diagnostics, Inc.	Nevada	65%